Exhibit 12.1

Regions Financial Corporation

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(amounts in thousands)	For the Three Months	For the Year Ended December 31,
	Ended March 31, 2005	2004	2003	2002	2001	2000

Net income	$241,641	$823,765	$651,841	$619,902	$508,934	$527,523
Provision for income taxes	105,894	351,817	259,731	249,338	209,017	214,203

Income before income taxes	$347,535	$1,175,582	$911,572	$869,240	$717,951	$741,726
Interest on nondeposit interest bearing liabilities	111,513	346,024	314,179	386,636	494,449	473,186
Interest portion of rent expense	7,219	21,349	14,453	14,319	12,164	6,414

Total income for computation excluding interest on deposits	$466,267	$1,542,955	$1,240,204	$1,270,195	$1,224,564	$1,221,326
Interest on deposits	199,892	496,627	430,353	652,765	1,135,695	1,372,260

Total income for computation including interest on deposits	$666,159	$2,039,582	$1,670,557	$1,922,960	$2,360,259	$2,593,586
Fixed charges excluding interest on deposits	$118,732	$367,373	$328,632	$400,955	$506,613	$479,600
Fixed charges including interest on deposits	$318,624	$864,000	$758,985	$1,053,720	$1,642,308	$1,851,860
Ratio excluding interest on deposits	3.93x	4.20x	3.77x	3.17x	2.42x	2.55x
Ratio including interest on deposits	2.09x	2.36x	2.20x	1.82x	1.44x	1.40x
Components of fixed charges:
Interest:
Interest on deposits	$199,892	$496,627	$430,353	$652,765	$1,135,695	$1,372,260
Interest on nondeposit interest bearing liabilities	111,513	346,024	314,179	386,636	494,449	473,186

Total interest charges	$311,405	$842,651	$744,532	$1,039,401	$1,630,144	$1,845,446
Rental expense	$21,656	$64,046	$43,360	$42,956	$36,492	$19,241
Portion of rental expense deemed representative of interest	$7,219	$21,349	$14,453	$14,319	$12,164	$6,414